BIRCH LAKE PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Birch Lake Partners, LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Hyatt Center, 71 South Wacker Drive, Suite 2425
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Kirschenblatt	516 222 9111	chad.kirschenblatt@jrllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Topel Forman LLC
(Name – if individual, state last, first, and middle name)

500 N. Michigan Ave, Ste 1700	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

07/27/2010	5181
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jack Butler_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Birch Lake Partners, LP_____, as of _____December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
Pauline P. Chow
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires March 2, 2024

Signature: _____

Title: _____
CHIEF EXECUTIVE OFFICER

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BIRCH LAKE PARTNERS, LP

DECEMBER 31, 2021

TABLE OF CONTENTS



<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors
of Birch Lake Partners, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Birch Lake Partners, LP (a Delaware limited partnership) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Birch Lake Partners, LP as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Birch Lake Partners, LP's management. Our responsibility is to express an opinion on Birch Lake Partners, LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Birch Lake Partners, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Topel Forman L.L.C.

Certified Public Accountants

We have served as Birch Lake Partners, LP's auditor since 2017.
Chicago, Illinois
February 24, 2022

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • consulting
www.topelforman.com

999 18th Street, Suite 1605N
Denver, CO 80202
720-588-4707

BIRCH LAKE PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS		
Cash	$	221,428
Total assets	$	221,428
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accrued expenses and other payables	$	148,710
Total liabilities		148,710
Members' equity	$	72,718
Total liabilities and members' equity	$	221,428

See notes to the financial statement

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   Birch Lake Partners, LP (the "Company") is a registered broker-dealer, effective as of March 9, 2017 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company earns fees from investment banking transactions.

   As of September 3, 2020, the Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

   The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the affiliated companies (see Note 5), such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of presentation
   The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

   Revenue recognition
   Revenue from investment banking advisory services is recognized when the services are rendered and related expenses are recorded when incurred. Deal fees are recorded when earned and related expenses are recorded when incurred.

   Concentration of risk
   The Company maintains cash in bank accounts with a single financial institution. The balances are insured by the FDIC up to $250,000. At times, the balances in these accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and credit policies
Accounts receivable, which represent unsecured customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date, are stated at the amount billed to the customer. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of current status of the individual accounts receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2021.

Income taxes
The Company is not subject to U.S. federal nor state income taxes as it is a partnership and accordingly any income or loss is reported directly by the members in their income tax returns.

The Company recognizes and measures its unrecognized tax benefits as well as its unrecorded liability, if any, in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available, or when an event occurs that requires a change.

The Company files U.S. Federal and Illinois state income tax returns. There were no unrecognized tax positions as of December 31, 2021. The Company is subject to income tax examinations for the years 2019, 2020 and 2021. If applicable, the Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

3. FAIR VALUE MEASUREMENTS

The Company's short-term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments short term nature.

4. REVENUE RECOGNITION

Investment banking revenues are recognized in accordance with terms agreed upon with each client and are generally based on a percentage of capital raised or gross proceeds of a transaction.

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company recognizes revenue on success fee-based transactions when the transaction closes as this satisfies the only performance obligation identified in accordance with this standard. When client terms include a monthly advisory fee, it is determined whether the monthly advisory fee is non-refundable and in connection with specific performance obligations. If distinct performance obligations are identified and the monthly advisory fee does not offset a transaction fee, the revenue is recognized at the time of receipt.

The Company's significant revenue stream consists entirely of investment banking revenues and all revenues are earned at a specific point in time.

Investment banking revenues consist of advisory services on corporate finance activities. These investment banking revenues are received based on contractual terms. The performance obligation for the advisory services is the completion of the corporate finance activities such as mergers and acquisitions, reorganizations and leveraged buyouts.

The Company made no significant judgements in applying the revenue guidelines prescribed in ASC-606 that affect the determination of the amount and timing of revenue from the above described investment banking revenues.

5. RELATED PARTY TRANSACTIONS

Through an expense sharing agreement with Birch Lake Partners GP, LLC (the "Parent") and Birch Lake Associates, LLC (the "Affiliate"), the Company was allocated certain operating expenses including occupancy, administrative salaries, communications, and office expenses. As of December 31, 2021, the Company had a payable balance of $146,445 due to Affiliate.

During the normal course of business, the Affiliate received revenue deposits on behalf of the Company which are transferred to the Company's account. There was no due from affiliate balance at December 31, 2021.

6. EQUITY GRANTS

Effective January 3, 2017, an affiliate of the Company entered into an employment agreement with an officer of the Company which granted the officer a limited partnership interest in the affiliate. Effective January 1, 2018, the employment agreement was amended and corrected to include the grant of a limited partnership interests to other affiliated companies, including the Company. The fair value, vesting conditions and equity classification of the grant did not change from the original agreement, therefore ASU 2017-09 was not applicable to the modification. Per terms of the agreement, the officer was granted a 5% limited partner interest in the Company. The fair value of the equity interest was calculated as $0 at the effective date of the original grant. These equity grants are being made by the majority owner directly and are not additional units issued from the Company and are contingent on the officer's continuous employment with the affiliate and subject to the following vesting schedule:

January 1	Vesting Percentage
2018	20%
2019	40%
2020	60%
2021	80%
2022	100%

During calendar year 2021 the employment arrangements with a partner who joined the Company effective June 16, 2020 were modified and all prior equity interests and carry interests in the partner's prior employment agreement were rescinded, revoked and deemed to be null and void ab initio.

The following is an analysis of the unvested units on the Company's limited partnership grant percentages issued and vested for the year ended December 31, 2021:

Limited partnership grant percentage unvested at December 31, 2020	7%
Vested during year	-1%
Terminated during the year	-5%
Limited partnership equity grant percentage unvested at December 31, 2021	1%

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2021, the Company had net capital, as defined, of $72,718, which exceeded the required minimum net capital of $9,914 by $62,804. There was $148,710 of Aggregate indebtedness as of December 31, 2021. The Company's percentage of aggregate indebtedness to net capital was 204.50%.

8. **RISK AND UNCERTAINTY**

The worldwide outbreak of COVID-19, a novel coronavirus disease, that began in early 2020 has affected economies, market and individual companies throughout the world. The pandemic has significantly impacted the economic conditions in the U.S. and globally, as federal, state and local governments react to the public health crisis, creating significant uncertainties in the U.S. economy. While the disruption is currently expected to be temporary, there is uncertainty around the duration. The Company cannot predict the ultimate impact, if any, the pandemic will have on its results of operations, financial position or liquidity but such impact could be material.

9. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February 24, 2022 the date on which the financial statements were issued.